SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431 - 1

EXTRACT OF THE MINUTES OF THE 68th EXTRAORDINARY MEETING OF THE
BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, in the city of Curitiba, State of Paraná. 2. DATE AND TIME: February 1, 2005, at 2pm. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman. Rubens Ghilardi – Executive Secretary. 4. DELIBERATIONS:

1. To elect: a) Mr. Rubens Ghilardi, as Copel’s Chief Executive Officer, cumulating the position as Chief Financial Officer and Investor Relations Officer, and Member of the Board of Directors, and as Executive Secretary, in view of Mr. Paulo Cruz Pimentel’s resignation; b) Mr. Luiz Antônio Rossafa, as Corporate Management Executive Officer, in replacement of Mr. Ronald Thadeu Ravedutti; and c) Mr. Ronald Thadeu Ravedutti, as Distribution Executive Officer, in replacement of Mr. Rubens Ghilardi.

2. The nomination of the following names was approved: a) to integrate the Boards of Directors of wholly-owned subsidiaries until General Shareholders’ Meetings are held to elect representatives to fulfill the vacant positions: a.1)Copel Geração S.A.: Mr. Luiz Antônio Rossafa, in replacement of Mr. Paulo Cruz Pimentel; a.2) Copel Transmissão S.A.: Mr. Luiz Antônio Rossafa, in replacement of Mr. Paulo Cruz Pimentel; a.3) Copel Telecomunicações S.A.: Mr. Luiz Antônio Rossafa, in replacement of Mr. Paulo Cruz Pimentel; a.4) Copel Distribuição S.A.: Mr. Ronald Thadeu Ravedutti, in replacement of Mr. Paulo Cruz Pimentel, assuming the position as Executive Secretary in replacement of Mr. Rubens Ghilardi, who shall continue as a member of the Board of Directors; a.5) Copel Participações S.A.: Mr. Luiz Antônio Rossafa, in replacement of Mr. Paulo Cruz Pimentel; and b) to integrate the managements of wholly-owned subsidiaries in order to complement the 2004-2007 term of office; b.1) Copel Geração S.A.: Mr. Luiz Antônio Rossafa, as Deputy Executive Officer, in replacement of Mr. Gilberto Serpa Griebeler; Mr. Elzio Batista Machado, in replacement of Mr. Ronald Thadeu Ravedutti; b.2) Copel Transmissão S.A.: Mr. Luiz Antônio Rossafa, as Deputy Executive Officer, in replacement of Mr. Gilberto Serpa Griebeler, and Mr. Elzio Batista Machado, in replacement of Mr. Ronald Thadeu Ravedutti; b.3) Copel Telecomunicações S.A.: Mr. Luiz Antônio Rossafa, as Deputy Executive Officer, in replacement of Mr. Gilberto Serpa Griebeler, and Mr. Elzio Batista Machado, in replacement of Mr. Ronald Thadeu Ravedutti; b.4) Copel Distribuição S.A.: Mr. Ronald Thadeu Ravedutti, as Managing Executive Officer, in replacement of Mr. Rubens Ghilardi; Mr. Luiz Antônio Rossafa, as Deputy Executive Officer, and Elzio Batista Machado, as Deputy Executive Officer, in replacement of Mr. Ronald Thadeu Ravedutti; b.5) Copel Participações S.A.: Mr. Luiz Antônio Rossafa, as Deputy Executive Officer, and Elzio Batista Machado, as Deputy Executive Officer, in replacement of Mr. Ronald Thadeu Ravedutti.

3. In view of the provisions under clause 4.5 of the Deed for the second issuance of Copel’s debentures, carried out in March/2002 into three tranches, the Board of Directors approved the renegotiation of remuneration conditions and a new effectiveness period for the second tranche of those debentures issued by Copel, at the amount of R$ 100 million.

4. The following nomination for the management was approved, of Mr. David Severino de Rezende for the position as the Chief Executive Officer of the special purpose company, Gralha Azul Transmissora de Energia S.A., in replacement of Mr. Ronald Thadeu Ravedutti, as well as to nominate for the position as member of the Fiscal Council of that company, Messrs. Horácio Kordel Rodrigues and Edson Gilmar Dal Piaz Barbosa (sitting members) and Luiz Fernando Sant’Anna Pinto and Ivoney Garsztka (respective alternates).

5. The rendering of guarantee by Copel to cover excess in the amount insured for Santa Clara and Fundão power plants construction works, was approved, to be contracted by Centrais Elétricas do Rio Jordão S.A. - Elejor. Such guarantee only shall be executed in the event of casualty and upon the execution of a mutual agreement between Copel and Elejor.

6. The dissolution of CopelAmec S.C. Ltda. was approved.

7. The execution of the agreement 029294 between the State of Paraná, through the State Departament of Education, and Copel Telecomunicações S.A., was ratified, intervened and agreed upon by Companhia de Informática do Paraná - Celepar and Companhia Paranaense de Energia - Copel, having as purpose, the mutual efforts for the execution of Paraná Digital program.

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; ACIR PEPES MEZZADRI; AMÉRICO ANTONIO GAION; FRANCELINO LAMY DE MIRANDA GRANDO, LINDSLEY DA SILVA RASCA RODRIGUES; LUÍS ANTÔNIO ROSSAFA, SÉRGIO BOTTO DE LACERDA; LAURITA COSTA ROSA; RUBENS GHILARDI –Executive Secretary.

The text of the Minutes of the 68th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s Book #5, registered with the Board of Trade of the Paraná State under #00/056085-5, on August 8, 2000.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.